Exhibit 4.1


                       AMENDMENT NO. 1 TO RIGHTS AGREEMENT

     AMENDMENT NO. 1, dated as of November [ ], 2004 (the "Amendment") to the Rights Agreement, dated as of February 19, 2001, as amended July 2, 2001 (the "Rights Agreement"), between Z-Tel Technologies, Inc., a Delaware corporation (the "Company"), and American Stock Transfer & Trust Company, a New York corporation, as rights agent (the "Rights Agent").

     WHEREAS, the Company pursuant to Section 27 of the Rights Agreement may, and the Rights Agent shall, if the Company so directs, amend the Rights Agreement without the approval of any holders of Rights (as defined in the Rights Agreement), holders of the Company's common stock, par value $.01 per share or holders of the Company's preferred stock, par value of $.01 per share; and

     WHEREAS, the Company desires to amend and direct the Rights Agent to amend the Rights Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual agreements herein set forth, the parties hereby agree as follows:

     1. Amendments.

          (a) The definition of "Exempt Person" set forth in Section 1 of the Rights Agreement is hereby amended by moving the word "or" at the end of clause (vi)(A)(iii) thereof to the end of clause (vi)(A)(iv), inserting a comma at the end of clause (vi)(A)(iii) thereof and by adding the following as new clause (v)(A)(v) thereof:

               (v) the acquisition of or Beneficial Ownership of any Common Shares acquired in exchange for shares of any Series E Preferred Stock, or Series G Preferred Stock tendered by the BBH Parties in the Exchange Offer

          (b) Section 1 of the Rights Agreement shall be amended by adding the following as a new Section 1(ss) at the end thereof:

               (ss) "Exchange Offer" shall mean the Company's offer to exchange shares of Series D Preferred Stock, Series E Preferred Stock and Series G Preferred Stock for Common Shares as described in the Company's Amended Offer to Exchange dated October 28, 2004.


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     2. Effectiveness. This Amendment shall be deemed effective as of the date first above written, as if executed on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

     3. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

     4. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

     5. Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.



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     IN WITNESS WHEREOF, the parties herein have caused this Amendment to be duly executed and attested, all as of the date and year first written above.

                                 Z-Tel Technologies, Inc.


                                 By:
                                     ------------------------------------
                                     Name: Horace J. Davis, III
                                     Title:    Chief Executive Officer



                                 American Stock Transfer & Trust Company


                                 By:
                                     ------------------------------------
                                     Name:
                                     Title: